Exhibit 99.3

Press release, dated June 19, 2007: "Corgi International Limited Announces a New Chief Financial Officer and Four New Licensing Agreements."

HONG KONG--(BUSINESS WIRE)--Corgi International Ltd, (Nasdaq:CRGI - News) a NASDAQ listed company, announced today that in early July 2007, Jack Lawrence will join the company as Chief Operating Officer, Chief Financial Officer and Group Managing Director, heading the company's North American operations. Until recently, Mr. Lawrence was Chief Financial Officer and head of Operations for the Seattle based, privately-held Cranium, Inc. Cranium is one of the fastest growing games and toys company in the world. Over a long operations and finance career of 24 years, Mr. Lawrence has previously held Chief Operating Officer and Chief Financial Officer positions with Consumer Products, Technology, Media, and Broadcast companies including Cranium Inc, AT&T Multi-Media, Chambers Communications and Dotcast Inc.

Corgi International CEO, Michael Cookson commented, "Corgi International is already an industry leader in the production and distribution of high-quality licensed and other pop-culture collectibles - from high-end movie prop replicas to lower price-point gifts and toys - throughout the world. Now, with the recent hire of Denis Horton, formerly Managing Director of Europe for Radica, Inc. as the Managing Director of Europe, and Mr. Lawrence heading up finance and operations in North America, we have our top management team in place, and look forward to continued growth."

Comments Lawrence: "Corgi is an established and well-recognized brand in the toy and collectibles industry. It has a diverse and loyal customer base with expansive distribution throughout the world. The combination of Corgi, Master Replicas, PopCo and Cards Inc. into a complete licensing, distribution, manufacturing and marketing company makes it unique in the industry. The company holds licenses for many of the highest grossing film franchises of all time and has broad distribution into collector, gift, and toy channels. I am excited to lead this business as it expands in North America."

Mr. Lawrence will be replacing Jennifer Klatt, the company's current Chief Financial Officer, who is resigning to pursue other interests. On behalf of the former Master Replicas Inc. Board of Directors and on behalf of the current Corgi International Ltd. Board of Directors, the company would like to thank Jennifer for her tireless efforts.

The company has also announced that it has entered into four new licensing agreements, including:

  A Master Toy/Collectible License Agreement on a multi-category range of products with Nintendo of America Inc.
  A range of Beatles and Yellow Submarine Die Cast Collectibles with Apple Corps, utilizing iconic Beatles imagery on a range of die cast collectibles at different scales.
  A partnership with Microsoft to bring the exciting and interactive world of Microsoft's "Halo" franchise to life with stunning 3-D merchandise, in conjunction with the highly-anticipated release of "Halo 3" later this year.
  A Master License for a product line of toys and collectibles for Exodus' CG-animated feature film "Igor."

All four new licenses will be incorporated into Corgi International's product plans shortly, with Halo products launching in the fall of 2007, and the other three beginning in 2008.

Lastly, the company is providing the following guidance: The year ending March 31st, 2008 is expected to be profitable, excluding any merger-related charges, with revenues ranging from $110 to $115 million US dollars.

About Corgi International

Corgi International develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including Batman, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, Star Trek, and Spiderman 3. The company is headquartered in Hong Kong, with offices in Walnut Creek, CA, Chicago, IL, and the United Kingdom.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking, including statements concerning anticipated revenues and profitability. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2006 and the risk factors described in the Company's Form F-3, filed with the Securities and Exchange Commission on April 19, 2007. The company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Contact:

The BlueShirt Group
Peter Ausnit, 415-217-5863 (Investor Relations)
Peter@BlueShirtGroup.com